Exhibit 16.1

December 7, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Ladies and Gentlemen:

We were previously principal accountants for Republic Bancshares of Texas, Inc. and, under the date of February 25, 2005, we reported on the consolidated financial statements of Republic Bancshares of Texas, Inc. as of and for the years ended December 31, 2004 and 2003. On December 1, 2005, we resigned. We have read Republic Bancshares of Texas, Inc.’s statements included under Item 4.01 of its Form 8-K dated December 1, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Republic Bancshares of Texas, Inc.’s statement that the Audit Committee of the Board of Directors approved the appointment of Ham, Langston & Brezina, LLP, or the Company’s statements in the fifth paragraph under Item 4.01.

Very truly yours,

/s/ KPMG LLP